

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 5, 2010

Via U.S. Mail

David Jeffs
Wagensteigstrasse 10
79274 Sankt Märgen
Germany

> **Re:**   **Live Current Media Inc.**
> **Definitive Additional Materials**
> **Filed on October 1, 2010 by David Jeffs et al.**
> **File No. 000-29929**

Dear Mr. Jeffs:

We have reviewed your filing and have the following comments.

Sales/Revenues, page 2

1.   Please provide us supplementally with support for the assertion that the company was named one of the top 20 fastest-growing companies in Canada in 2006 and 2007.

Hampson's History, page 3

2.   Please provide us supplementally with support for the assertions appearing in the second and third bullet points of this section. Please also provide us with the source of the direct quotation attributed to Mr. Hampson in the second paragraph of this section.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Daniel F. Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: Via facsimile: (845) 255-1814
        D. Roger Glenn, Esq.
        Glenn & Glenn, L.L.P.